Contact

www.linkedin.com/in/rebeccastory (LinkedIn)
www.rebeccaalvarezstory.com/ (Personal)

Top Skills

Clinical Research

Clinical Trials

Regulatory Affairs

Languages

English (Native or Bilingual)

Spanish (Native or Bilingual)

Honors-Awards

Forbes Next 1000, 2021 Well + Good Changemaker

Rebecca Alvarez Story (she/her/ella)

Co-Founder, Bloomi | Sexologist | Speaker
San Francisco Bay Area

Summary

Rebecca Alvarez Story is the Co-Founder and CEO of Bloomi, a sexologist-led intimacy company.

As a nationally sought-after sexologist, entrepreneur, and speaker, she is now helping to normalize sexual wellness in the US and Mexico by creating accessible, clean intimacy products and inclusive content with Bloomi. Rebecca is one of the few Latinas in the US to raise over $2M in venture capital and in 2022, led the first Latina-founded brand to launch nationwide in the sexual wellness aisle in over 1000 Target stores.

Rebecca has been featured and contributes to publications including Forbes, Well+Good, Parents Latina, Byrdie, Refinery29, Elite Daily, BeLatina, mitú and more. She has been named a Changemaker by Well+Good and Forbes' Next 1000. As a proud daughter of Latine immigrants, Rebecca also focuses on diversity initiatives that elevate other BIPOC in entrepreneurship.

Prior to Bloomi, Rebecca designed and led a variety of clinical research projects across medical devices, IVD and consumer products. She has a proven track record of bringing products to market with successful management and execution of clinical studies and sought-after expertise in building intimacy products.

Rebecca earned her BA in Women's Health & Sexuality, a major she created, from UC Berkeley, and her MA in Sexology.

Rebecca currently resides in the Bay Area with her husband and two daughters.

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Experience

Bloomi
Co-Founder & CEO
July 2018 - Present (4 years 9 months)
Oakland, CA

Bloomi is a sexologist-led intimacy company.

Self-employed
Sexologist
September 2011 - Present (11 years 7 months)
San Francisco Bay Area

Roche Molecular Systems
Principal Clinical Research Associate
October 2015 - September 2017 (2 years)
Pleasanton, CA

NeoTract
Clinical & Regulatory Specialist
March 2011 - November 2013 (2 years 9 months)

*Acquired by Teleflex

UCSF Medical Center
Research Coordinator
April 2010 - February 2011 (11 months)
San Francisco Bay Area

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Education

University of California, Berkeley
BA, Women's Health & Sexuality · (2004 - 2008)

San Francisco State University
MA, Sexuality Studies · (2010 - 2012)

Stanford University
Continuing Studies, Business and Consumer Brands · (2016)